FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 16, 2023

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Deswell Announces the Passing of Richard P.H. Lau, Chairman

FOR IMMEDIATE RELEASE
MACAO (June 16, 2023) – The Board of Directors of Deswell Industries, Inc. (Nasdaq: DSWL) is saddened to announce that Mr. Richard Pui Hon Lau, the Company’s chairman, passed away on June 12, 2023.

The Board of Directors issued the following statement: "The Company’s directors, Chief Executive Officer, Chief Financial Officer and employees are immensely saddened by the passing of Mr. Lau. Mr. Lau served the Company and its predecessors since its inception in 1987. During his 36 years at Deswell, Mr. Lau led the Company to transform and grow from a small plastic plant to a Nasdaq listed company, producing a wide variety of plastic parts and components, electronic products and subassemblies and metallic molds. The contribution made by Mr. Lau to the Company is immeasurable. We will miss him greatly. We extend our sympathies to his family.”

The Board of Directors also announced the appointment of Mr. Chin Pang Li as the Chairman of the Board of Directors. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since its inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

Additionally, the Board of Directors announces the appointment of Mr. Ben Yiu Sing Poon as interim Director, until the Company's 2023 Annual General Meeting, or other shareholders’ meeting called before such date, when his appointment shall be submitted for shareholder approval.

Mr. Poon has been working in one of the company’s major subsidiaries since 2002. He received his bachelor’s degree in mechanical engineering design from Northeastern University in Massachusetts in 2002. He has been working in the plastic injection manufacturing industrial field for 21 years and was appointed as a General Manager of a major subsidiary since 2022. Mr. Poon is the nephew of Mr. Lau.

Mr. Lau and the Board had taken care over the years to ensure that the Company and its subsidiaries would be prepared to continue in his absence. There will be no changes in the operation of the Company, and at this time the Lau family has no plans to dispose of the shares under their ownership.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statement  that there will be no changes in the operation of the Company is a forward-looking statement.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2023